November 30, 2018

Benjamin W. Hulburt
President and Chief Executive Officer
Eclipse Resources Corporation
2121 Old Gatesburg Rd, Suite 110
State College, PA 16803

       Re: Eclipse Resources Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Response dated November 19, 2018
           File No. 1-36511

Dear Mr. Hulburt:

       We have reviewed your November 19, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
November 8, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Business and Properties
Supplemental Oil and Natural Gas Information (Unaudited)
Reserve Quantity Information, page F-33

1. The illustration of the proposed discussion of the changes in net proved reserves provided in response to comment 5 does not appear to fully explain the changes related to each line item. Expand the proposed discussion related to extensions and discoveries and
      "technical" revisions to include the reason or source of the change so that the change is fully explained. Refer to FASB ASC 932-235-50-5.
Exhibits

2. We have read your response to comment 6 indicating that the determination of economic
 Benjamin W. Hulburt
Eclipse Resources Corporation
November 30, 2018
Page 2
         producibilty of the proved reserves disclosed in Exhibit 99.1 takes into account any significant future contractual arrangements, including estimates of firm transportation costs. Obtain and file a revised reserves report to resolve the apparent inconsistency between the actual treatment of such costs and the statement in the report indicating "we have made no investigation of any firm transportation contracts that may be in place for these properties; no adjustment have been made to our estimates of future revenue to account for such contracts."
       You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 or Brad Skinner,
Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding the comments.



FirstName LastNameBenjamin W. Hulburt                         Sincerely,
Comapany NameEclipse Resources Corporation
                                                              Division of
Corporation Finance
November 30, 2018 Page 2                                      Office of Natural
Resources
FirstName LastName